Exhibit 99.1

AMENDED AND RESTATED
UNITHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

ENERPLUS RESOURCES FUND

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as Rights Agent

Dated as of May 9, 2008

(amending and restating the Amended and Restated Unitholder Rights Plan Agreement
dated as of April 12, 2005)

TABLE OF CONTENTS

Page
ARTICLE 1
DEFINITIONS

1.1	Definitions	2
1.2	Currency	13
1.3	Acting Jointly or in Concert	13
1.4	Control	13
1.5	Holder of Rights and Trust Units	14
1.6	References to this Agreement	14

ARTICLE 2
THE RIGHTS

2.1	Legend on Trust Unit Certificates	14
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	15
2.3	Adjustments to Exercise Price; Number of Rights	17
2.4	Date on Which Exercise is Effective	20
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	20
2.6	Registration, Registration of Transfer and Exchange	21
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	21
2.8	Persons Deemed Owners	22
2.9	Delivery and Cancellation of Certificates	22
2.10	Agreement of Rights Holders	22

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN  THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event	23

ARTICLE 4
THE RIGHTS AGENT

4.1	General	24
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	25
4.3	Duties of Rights Agent	26
4.4	Change of Rights Agent	27
4.5	Indemnity	28

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Termination	28

- i -

TABLE OF CONTENTS

(continued)
Page

5.2	Expiration	30
5.3	Issuance of New Rights Certificates	30
5.4	Supplements and Amendments	30
5.5	Fractional Rights and Fractional Trust Units	32
5.6	Rights of Action	32
5.7	Holder of Rights Not Deemed a Unitholder	32
5.8	Notice of Proposed Actions	33
5.9	Notices	33
5.10	Costs of Enforcement	34
5.11	Successors	34
5.12	Benefits of this Agreement	34
5.13	Descriptive Headings	34
5.14	Governing Law	34
5.15	Language	34
5.16	Counterparts	35
5.17	Severability	35
5.18	Effective Date	35
5.19	Unitholder Review	35
5.20	Regulatory Approvals	35
5.21	Declaration as to Non-Canadian and Non-U.S. Holders	36
5.22	Determinations and Actions by the Board	36

- ii -

AMENDED AND RESTATED
UNITHOLDER RIGHTS PLAN AGREEMENT

THIS AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT made as of the 9th day of May, 2008 (amending and restating the Amended and Restated Unitholder Rights Plan Agreement dated as of April 12, 2005).

BETWEEN:

ENERPLUS RESOURCES FUND, a trust created under the laws of Alberta (hereinafter referred to as the "Fund")
OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the Fund and CIBC Mellon Trust Company, the predecessor to the Rights Agent, entered into an agreement dated March 5, 1999, as amended and restated on each of April 25, 2002 and April 12, 2005, respecting a unitholder rights plan (the "Original Plan") that would be effective at the latest until the close of business on the date on which the 2008 annual meeting of the unitholders of the Fund terminates unless a resolution ratifying the continued existence of the Original Plan was approved by the Independent Unitholders (as defined in the Original Plan);

AND WHEREAS the Independent Unitholders passed such resolution at the annual general and special meeting of unitholders of the Fund held on May 9, 2008;

AND WHEREAS the Board of Directors (the "Board") of EnerMark Inc. (the "Corporation") has determined that it is advisable to continue the rights plan by adopting an amended and restated unitholder rights plan to take effect immediately upon receipt of approval of the Independent Unitholders, and to effect the continued distribution of rights under the Original Plan as further amended and restated herein (the "Rights Plan") to ensure, to the extent possible, that all unitholders of the Fund are treated fairly in connection with any take-over offer or bid for the trust units of the Fund, and to ensure that the Board is provided with a sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to continue implementation of the Rights Plan, the Board has:

(a)
confirmed the distribution of one right (a "Right") in respect of each Trust Unit (as hereinafter defined) outstanding at the close of business on March 5, 1999 (the "Record Time"), such distribution having been made to unitholders of record at the Record Time; and

(b)
confirmed and authorized the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof after the Separation Time to purchase securities of the Fund pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Fund desires to confirm its appointment of the Rights Agent to act on behalf of the Fund, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Fund or any Subsidiary of the Fund;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund as a result of any one or a combination of:

(A)
an acquisition or redemption by the Fund of Trust Units of the Fund which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by such Person to 20% or more of the Trust Units of the Fund then outstanding;

(B)	Trust Unit acquisitions made pursuant to a Permitted Bid ("Permitted Bid Acquisitions");

(C)
acquisitions of Trust Units (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which are made as an intermediate step in a series of related transactions in connection with an acquisition by the Fund or its Subsidiaries of a Person or assets, provided that the acquiror of such Trust Units distributes or is deemed to distribute such Trust Units to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% of more of the Trust Units of the Fund then outstanding; or (3) which were made on or prior to the Effective Date; or (4) which were made pursuant to a distribution reinvestment plan of the Fund; or (5) pursuant to the receipt or exercise of rights issued by the Fund to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Fund and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (7) pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way of a private placement by the Fund or a securities exchange take-over bid circular or upon the exercise by an individual employee of trust unit options or rights granted under a trust unit option or rights incentive plan of the Fund or rights to purchase securities granted under a trust unit purchase plan of the Fund, provided that (i) all necessary stock exchange approvals for such private placement, take-over bid, trust unit option or rights incentive plan or trust unit purchase plan have been obtained and such private placement, take-over bid, trust unit option or rights incentive plan or trust unit purchase plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Trust Units outstanding immediately prior to the distribution, and in making this determination the Trust Units to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Trust Units immediately prior to the distribution; or (8) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by the Fund's unitholders ("Exempt Acquisitions");

(D)
the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or

(E)
acquisitions as a result of a distribution of Trust Units or a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same pro rata basis as all other holders of Trust Units of the same class ("Pro Rata Acquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Trust Units of the Fund then outstanding by reason of any one or a combination of (i) Trust Unit acquisitions or redemptions by the Fund or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such Trust Unit acquisitions or redemptions by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to any one or a combination of Trust Unit acquisitions or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iii)
a Grandfathered Person provided, however, that if such Person shall thereafter become the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to trust unit acquisitions or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iv)
for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on clause 1.1(e)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person.  For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement.

(b)
"Affiliate", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)	"Amendment Date" means May 9, 2008.

(d)
"Associate" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(e)	A Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own":

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii)	any securities which are Beneficially Owned within the meaning of clauses 1.1(e)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)
where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B)
where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies or (5) such Person is a Crown agent or agency or (6) such Person (the "Manager") is the manager or trustee of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or such Person is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person; or

(C)
because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D)
where such Person is (i) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A =	the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to the Trust Units Beneficially Owned by such Person; and

B =	the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(f)	"Business Day" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday at the Fund's principal executive offices in Calgary, Alberta, Canada.

(g)	"Canadian-U.S. Exchange Rate" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

(h)
"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(i)
"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Trust Units in the City of Calgary, Alberta (or, after the Separation Time, the offices of the Rights Agent in the City of Calgary, Alberta) becomes closed to the public.

(j)	"Competing Permitted Bid" means a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (1) the earliest date on which Trust Units may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (2) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

(k)
"Convertible Securities" means, at any time, any securities issued by the Fund from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units.

(l)	"Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein.

(m)	"Co-Rights Agent" shall have the meaning set forth in subsection 4.1(a) hereof.

(n)	"Effective Date" shall mean the close of business on March 5, 1999.

(o)	"Exempt Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(p)
"Exercise Price" shall mean, as of any date after the Amendment Date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof , the Exercise Price shall equal Cdn. $300.

(q)	"Expansion Factor" shall have the meaning set forth in subsection 2.3(a)(x) hereof;

(r)	"Expiration Time" shall mean the earlier of:

(i)	the Termination Time; and

(ii)	the termination of the annual meeting of the unitholders of the Fund in the year 2011;

provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Unitholders in accordance with Section 5.19 at or prior to such annual meeting, "Expiration Time" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the unitholders of the Fund in the year that is three years after the year in which such approval occurs.

(s)
"Fiduciary" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(t)
A "Flip-in Event" shall mean a transaction occurring subsequent to the date of this Agreement as a result of which any Person shall become an Acquiring Person provided, however, that a Flip-in Event, shall be deemed to occur at the close of business on the tenth day (or such later day as the Board may determine) after the Trust Unit Acquisition Date.

(u)	"Grandfathered Person" means any Person who was the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund at the Record Time.

(v)
"Independent Unitholders" shall mean holders of Trust Units of the Fund excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in clause 1.1(e)(B)) that is making or has announced a current intention to make a Take-over Bid for Trust Units of the Fund (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or, expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); or (v) a Person who is a trustee of any employee benefit plan, Trust Unit purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Fund or a Subsidiary of the Fund, unless the beneficiaries of the plan or trust direct the manner in which the Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid.

(w)
"Market Price" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The "Closing Price Per Security" of any securities on any date shall be:

(i)
the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii)
if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(iii)
if the securities are not listed or admitted to trading as contemplated in clause  1.1(w)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(x)	"1933 Securities Act" shall mean the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(y)
"1934 Exchange Act" shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(z)	"Offer to Acquire" shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Trust Units; and

(ii)	an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(aa)
"Offeror's Securities" means Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "Offeror" means a Person who has announced a current intention to make or is making a Take-over Bid.

(bb)	"Permitted Bid" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii)
the Take-over Bid shall contain, and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid;

(iii)
the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and that all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv)
the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Trust Units held by Independent Unitholders, determined as at the date of first take-up or payment for Trust Units under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

(v)
the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(cc)	"Permitted Bid Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein.

(dd)
"Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Trust Units (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Fund) not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii) provided that:

(i)
the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A)	at a price or value per Trust Unit that exceeds the price or value per Trust Unit offered under the Lock-up Bid; or

(B)
at an offer price for each Trust Unit that exceeds by as much as or more than a specified amount (the "Specified Amount") the offer price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount  that is greater than 7% of the offer price contained in or proposed to be contained in the Lock-up Bid;

and for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-over Bid or transaction; and

(ii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)
50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid, withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or supports another transaction.

(ee)	"Person" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(ff)	"Pro Rata Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(gg)	"Record Time" shall mean the close of business on March 5, 1999.

(hh)	"Redemption Price" has the meaning set forth in subsection 5.1(a).

(ii)	"Rights Certificate" shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit "A" hereto;

(jj)
"Securities Act" shall mean the Securities Act (Alberta), R.S.A. 2000, c. S-4, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

(kk)	"Separation Time" shall mean the close of business on the tenth Business Day after the earlier of:

(i)	the Trust Unit Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(kk), never to have been made; and

(iii)	the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may be determined by the Board acting in good faith provided that, if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(ll)	"Subsidiary" of any specified Person shall mean any corporation or other entity controlled by such specified Person.

(mm)
"Take-over Bid" means an Offer to Acquire Trust Units or securities convertible into Trust Units, where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire.

(nn)	"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1, 5.18 or 5.19 hereof.

(oo)
"Trading Day", when used with respect to any securities, shall mean a day on which the principal securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(pp)	"Trust Indenture" shall mean the Amended and Restated Trust Indenture dated November 8, 2007 pursuant to which the Fund is organized, as may be amended, restated or supplemented from time to time.

(qq)
"Trust Unit Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the Securities Act or Section 13(d) under the 1934 Exchange Act) by the Fund or an Acquiring Person that a Person has become an Acquiring Person.

(rr)
"Trust Units" and "Trust Units of the Fund" means the trust units of the Fund, as constituted on the Amendment Date and any other security of the Fund into which such trust units may be subdivided, reclassified or changed from time to time.

(ss)	"U.S. Canadian Exchange Rate" shall mean on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(tt)
"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Trust Units of the Fund (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (B) pursuant to a pledge of securities in the ordinary course of business).

1.4	Control

A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(a)
in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b)
in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert, and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.5	Holder of Rights and Trust Units

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

1.6	References to this Agreement

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "this Agreement", "herein", "hereby" and "hereunder" mean this Amended and Restated Unitholder Rights Plan Agreement dated May 9, 2008 between the Fund and the Rights Agent as amended and supplemented from time to time.

ARTICLE 2
THE RIGHTS

2.1	Legend on Trust Unit Certificates

Certificates for the Trust Units, including without limitation Trust Units issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Trust Unit represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them (i) the legend set forth in Section 2.1 of the Unitholder Rights Plan Agreement dated March 5, 1999, or the legend set forth in Section 2.1 of the Amended and Restated Unitholder Rights Plan Agreement dated April 25, 2002, or the legend set forth in Section 2.1 of the Amended and Restated Unitholder Rights Plan Agreement dated April 12, 2005, which legends shall be deemed to be amended for all purposes to read the same as the following legend, or (ii) the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Unitholder Rights Plan Agreement dated as of May 9, 2008 (amending and restating the Amended and Restated Unitholder Rights Plan Agreement dated April 12, 2005, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement"), between Enerplus Resources Fund (the "Fund") and Computershare Trust Company of Canada as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Fund.  In certain circumstances, as set forth, in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Fund will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge within five days, after the receipt of a written request therefor.

Certificates representing Trust Units that are issued and outstanding at  and after the Record Time shall evidence one Right for each Trust Unit evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Trust Unit. Notwithstanding any other provision of this Agreement, any Rights held by the Fund or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Trust Unit and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c)
After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) will be transferable independent of Trust Units.  Promptly following the Separation Time the Rights Agent will mail to each holder of record of Trust Units as of the Separation Time and, in respect of each Convertible Security converted into Trust Units after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting, (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Fund (the Fund hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Fund may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

(d)
Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Calgary, Alberta, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Fund), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

(i)
requisition from the transfer agent or any co-transfer agent of the Trust Units certificates for the number of Trust Units to be purchased (the Fund hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)
when appropriate, requisition from the Fund the amount of cash to be paid in lieu of issuing fractional Trust Units and after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii)
after receipt of the Trust Unit certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv)	tender to the Fund all payments received upon exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)	The Fund covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Trust Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Trust Indenture, the Securities Act, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Trust Units upon exercise of Rights;

(iii)
use reasonable efforts to cause all Trust Units issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the Trust Units were traded immediately prior to the Trust Unit Acquisition Date;

(iv)
cause to be reserved and kept available out of its authorized and unissued Trust Units the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income or capital gains taxes of the holder or exercising holder or any liability of the Fund to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units, provided that the Fund shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time:

(i)
declare or pay a distribution on the Trust Units payable in Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) other than pursuant to any optional Trust Unit distribution program, distribution reinvestment plan or a distribution payable in Trust Units in lieu of a regular periodic cash distribution;

(ii)	subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii)	consolidate, combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv)
issue any Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) in respect of, in lieu of or in exchange for existing Trust Units in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below.  If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units (or other securities) (the "Expansion Factor") that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit (or other securities) will have exactly one Right associated with it.  If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution subdivision, change, combination or issuance would hold thereafter as a result thereof.  If after the Amendment Date and prior to the Expiration Time the Fund shall issue securities other than Trust Units in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Fund and the Rights Agent agree to amend this Agreement in order to effect such treatment.  If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof.  Adjustments pursuant to this subsection 2.3(a) shall be made successively, whenever an event referred to in this subsection 2.3(a) occurs.

In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in the preceding paragraph, each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(b)
In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per Trust Unit)) less than 90% of the Market Price per Trust Unit on such record date, the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offer price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).  In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed.  For purposes of this paragraph (b), the granting of the right to purchase Trust Units pursuant to any distribution or interest reinvestment plan and/or any Trust Unit purchase plan providing for the reinvestment of distributions or interest payable on securities of the Fund and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Fund; provided, however, that in the case of any distribution or interest reinvestment plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(c)
In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of evidences of indebtedness or assets (other than a regular periodic cash distribution or a distribution paid in Trust Units) or rights or warrants entitling them to subscribe for or purchase Trust Units (or securities convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units) at a price per Trust Unit (or in the case of a security convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units, having a conversion, exchange, exercise, subscription or purchase price) less than 90% of the Market Price per Trust Unit on such record date, (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent and the holders of the Rights).  Such adjustment shall be made successively whenever such a record date is fixed.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable distribution, subdivision, consolidation, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii)
the record date for the applicable distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e)
In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time issue any securities of the Fund (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Fund shall take any other action (other than the issue of Trust Units) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Fund may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Fund, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made.  The Fund and the Rights Agent shall amend this Agreement in accordance with subsection 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f)
Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.  Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Fund shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with the transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(g)
Subject to Section 5.3, irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

2.4	Date on Which Exercise is Effective

Each person in whose name any certificate for Trust Units is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Fund are closed, such person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Fund are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Fund by the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary of the Corporation.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Fund, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.  Promptly after the Fund learns of the Separation Time, the Fund will notify the Rights Agent of such Separation Time and will deliver copies of a disclosure statement describing the Rights and Rights Certificates executed by the Fund to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Fund) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)
After the Separation Time, the Fund will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Fund will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Fund and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Fund will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Fund, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Fund or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Fund shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)
If there shall be delivered to the Fund and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Fund or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Fund shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Fund, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8	Persons Deemed Owners

The Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Fund may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Fund may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall, subject to applicable law and in accordance with its ordinary business practice, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Fund.

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Fund and the Rights Agent and with every other holder of Rights that:

(a)	he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c)	after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)
prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration of transfer, the Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Fund or the Rights Agent) for all purposes whatsoever, and neither the Fund nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder of Rights has waived his right to receive any fractional Rights or any fractional Trust Units upon exercise of a Right (except as provided herein);

(f)
subject to the provisions of Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Fund nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN
THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)
Subject to subsections 3.1(b), 5.1(b), 5.1(c) and 5.1(d) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Fund shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms hereof, that number of Trust Units of the Fund having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price, (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b)
Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Trust Unit Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)
a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or any Affiliate or Associate of such Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b), shall become void and any holder of such Rights (including transferees) shall thereafter have no right, to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.", provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Fund or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)
The Fund hereby appoints the Rights Agent to act as agent for the Fund and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Fund may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent.  In the event the Fund appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Fund may determine with the approval of the Rights Agent and the Co-Rights Agents.  The Fund agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Fund, such approval not to be unreasonably withheld).  The Fund also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Fund, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

(c)	The Fund shall inform the Rights Agent in a reasonable and timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Fund and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Fund), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Fund (such approval not to be unreasonably withheld) and at the expense of the Fund, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Fund prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Fund only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Trust Unit certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Fund of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to whether any Trust Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)
The Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h)
The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Fund or become pecuniarily interested in any transaction in which the Fund may be interested, or contract with or lend money to the Fund or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Fund or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Fund resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Fund) in writing mailed to the Fund and to each transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9.  The Fund may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to the transfer agent of the Trust Units (by personal delivery, or registered or certified mail).  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Fund will appoint a successor to the Rights Agent.  If the Fund fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Fund's expense.  Any successor Rights Agent, whether appointed by the Fund or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment of all of its outstanding fees and expenses, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Fund will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Indemnity

The Fund hereby agrees to indemnify and hold harmless the Rights Agent against all liability, loss, claim, action, cost and expense (collectively, the "Liabilities") which may be asserted against the Rights Agent arising out of this Agreement, provided that the Fund shall not be required to indemnify the Rights Agent in the event that such Liabilities are a result of the negligence or wilful misconduct of the Rights Agent.   This indemnity shall survive the resignation or removal of the Rights Agent or the termination of this Agreement.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Termination

(a)
The Board may, with the prior consent of holders of Trust Units or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g) as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)
The Board may, with the prior consent of the holders of Trust Units given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of unitholders called to approve such waiver.

(c)
The Board may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Trust Units; further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d)	The Board may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e)
Where, pursuant to a Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Trust Units, then the Board shall, immediately upon the consummation of such acquisition and without further formality and any approval under subsection 5.4(b) or 5.4(c), be deemed to have elected to redeem the Rights at the Redemption Price.

(f)
If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Trust Indenture.

(g)
If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Trust Indenture with respect to meetings of unitholders of the Fund.

(h)
Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.  Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and the Fund shall be deemed to have issued replacement Rights to the holders of its then outstanding Trust Units, subject to and in accordance with the provisions of this Agreement.

(i)
If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Trust Units or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j)
Within 10 Business Days after the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Trust Units or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Fund shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Transfer Agent for the Trust Units.  Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Fund may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Trust Units prior to the Separation Time.

(k)	The Fund shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board under this Section 5.1.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Fund may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the number of or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
The Fund may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder.  The Fund may, prior to the date of the unitholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Trust Units (provided that such action would not materially adversely affect the interests of the holders of Rights generally) where the Board acting in good faith deems such action necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to subsection 5.4(a) the Fund may, with the prior consent of the holders of Trust Units, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Trust Units duly called and held in compliance with applicable laws and the articles and by-laws of the Fund.

(c)
The Fund may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Trust Indenture with respect to meetings of unitholders of the Fund.

(e)	Any amendment made by the Fund to this Agreement pursuant to subsection 5.4(a) other than any amendment to correct any clerical or typographical error shall:

(i)
if made before the Separation Time, be submitted to the unitholders of the Fund at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Fund and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the unitholders or the holder of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights as the case may be.

(f)
The Fund shall provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in Section 5.4 within five days of effecting such amendment, variation or deletion.

5.5	Fractional Rights and Fractional Trust Units

(a)
The Fund shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable.  The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b)
The Fund shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates which evidence fractional Trust Units.  In lieu of issuing fractional Trust Units, the Fund shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise.  The Rights Agent shall have no obligation to make any payments in lieu of fractional Trust Units unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Fund to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate.  Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7	Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Fund or any right to vote for the election of directors of the Corporation or upon any matter submitted to unitholders at any meeting of the Fund, or to give or withhold consent to any action of the Fund, or to receive notice of meetings or other actions affecting Unitholders (except as provided in Section 5.8 hereof), or to receive distributions or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

In case the Fund shall propose after the Separation Time and prior to the Expiration Time:

(a)	to effect or permit (in cases where the Fund's permission is required) any Flip-in Event; or

(b)	to effect the liquidation, dissolution or winding up of the Fund or the sale of all or substantially all of the Fund's assets,

then, in each such case, the Fund shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Fund.

5.9	Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Fund shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Fund following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Enerplus Resources Fund
Suite 3000, The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1
Attention:           President
Fax:                      (403) 298-2211

Notices or demands to be given or made in connection with this Agreement by the Fund or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Fund) as follows:

Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention:           Manager, Corporate Trust
Fax:                      (403) 267-6598

Notices or demands to be given or made in connection with this Agreement by the Fund or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Fund for the Trust Units.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Fund and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Fund or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Fund or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the National Post or the Globe and Mail and, so long as the Fund has a transfer agent in the United States, in a daily publication in the United States designated by the Fund, or in such other publication or publications as may be designated by the Fund and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10	Costs of Enforcement

The Fund agrees that if the Fund fails to fulfil any of its obligations pursuant to this Agreement, then the Fund will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Fund or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Fund, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Fund, the Rights Agent and the holders of the Rights.

5.13	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.14	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise.  The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17	Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18	Effective Date

Notwithstanding its amendment and restatement as of the date hereof, this Agreement (subject to receipt of the approval of the Independent Unitholders as set forth below) is effective from the Effective Date and replaces and supersedes the Original Plan.  If this Agreement is not approved by resolution passed by a majority of the votes cast by (i) Independent Unitholders; and (ii) if required by the rules and regulations of any stock exchange on which the Trust Units are then listed, all holders of Trust Units, who vote in respect of reconfirmation of the Original Plan as amended and restated herein at a meeting of unitholders to be held not later than the date on which the 2008 annual meeting of unitholders of the Fund terminates, then the Original Plan, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Original Plan as amended and restated herein under this Section 5.18, and (b) the date of termination of the 2008 annual meeting of unitholders of the Fund.

5.19	Unitholder Review

At or prior to the annual meeting of the unitholders of the Fund in 2011, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of this Agreement to (i) the Independent Unitholders; and (ii) if required by the rules and regulations of any stock exchange on which the Trust Units are then listed, all holders of Trust Units, for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by (i) Independent Unitholders; and (ii) if required by the rules and regulations of any stock exchange on which the Trust Units are listed, all holders of Trust Units, who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the Chairman of such unitholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

5.20	Regulatory Approvals

Any obligation of the Fund or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority.  Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Fund upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange, the New York Stock Exchange and any other exchange upon which the Trust Units may not be listed.

5.21	Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Fund, as the Fund may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto.  In no event shall the Fund or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.22	Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ENERPLUS RESOURCES FUND
by EnerMark Inc.

Per:	"Robert J. Waters"
Name:	Robert J. Waters
Title:	Senior Vice President and Chief FinancialOfficer

Per:	"David A. McCoy"
Name:	David A. McCoy
Title:	VP General Counsel & Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	"Dan Sander"
Name:	Dan Sander
Title:	Professional, Corporate Trust

Per:	"Laura Leong"
Name:	Laura Leong
Title:	Professional, Corporate Trust

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. _________	__________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE FUND, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID .

Rights Certificate

This certifies that _________________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Unitholder Rights Plan Agreement dated as of May 9, 2008 (amending and restating the Amended and Restated Unitholder Rights Plan Agreement dated April 25, 2002) as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between Enerplus Resources Fund, a trust organized under the laws of Alberta (the "Fund"), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Fund at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid Trust Unit of the Fund (a "Trust Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Calgary or in such other cities as may be designated by the Fund from time to time.  The Exercise Price shall initially be CDN $300 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Trust Units which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Fund and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the registered office of the Fund and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Fund at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Trust Units will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Fund or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Fund and its corporate seal.

Date:

ENERPLUS RESOURCES FUND
by EnerMark Inc.

By:
Authorized Officer

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

        FOR VALUE RECEIVED ____________________________________hereby sells, assigns and transfers to  __________________________________________________________________________________
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ____________________________________as attorney, to transfer the within Rights on the books of the Fund, with full power of substitution.

Dated:

Signature Guarantee
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).

Dated: __________________________________________________                                                   Signature: ______________________________________________________

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:           ENERPLUS RESOURCES FUND

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Trust Units (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such Trust Units (or other securities or title to such property) be issued in the name of:

___________________________________________
(Name)
___________________________________________
(Street)
___________________________________________
(City and State or Province)
___________________________________________
(Country, Postal Code or Zip Code)
___________________________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR
OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

______________________________________
(Name)
______________________________________
(Street)
______________________________________
(City and State or Province)
______________________________________
(Country, Postal Code or Zip Code)
______________________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR
OTHER TAXPAYER IDENTIFICATION NUMBER
Dated:
Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).

Dated: ________________________________________	Signature: _________________________________________________________

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.